

June 3, 2013

Via E-mail
David J. Campbell
General Counsel
Silvercrest Asset Management Group Inc.
1330 Avenue of the Americas, 38th Floor
New York, New York 10019

> **Re:** **Silvercrest Asset Management Group Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 22, 2013**
> **File No. 333-188005**

Dear Mr. Campbell:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to prior comment 1. Please note that we are still considering this issue and may have additional comments.

Use of Proceeds, page 10

2. Please expand your response to prior comment 10 to clarify the certain existing limited partners of Silvercrest L.P., other than Vulcan Wealth Management LLC, from whom you will purchase Class B units of Silvercrest L.P.

Management's Discussion and Analysis of Financial Condition . . . , page 80

Overview – Revenue, page 81

3.   We have read your response to prior comment 20. Please revise your disclosure to state, if true, that the adjustments made to your advisory fees were insignificant for the periods presented. Please also explain to us how such adjustments are calculated.

Business, page 104

History, Organization and Philosophy, page 106

4.   We note your response to comment 24 and the additional information provided by the chart on page 105. We continue to believe the growth rate ranges since inception provide appropriate balance to the compound annual growth rate for assets under management and total client assets since inception disclosed on pages 107 and 109, respectively. Please expand your disclosure to provide the requested ranges.

Stock Ownership Guidelines, page 133

5.   Please expand your response to prior comment 11 to identify and disclose the background of significant employees, such as your key investment professionals or the individuals you consider to be critical to your future success. Refer to Regulation S-K Item 401(c). We note that the revised disclosure in the second paragraph on page 134 describes the types of employees you consider to be critical to your future success, but it does not specifically identify those employees.

You may contact Yolanda Trotter at (202) 551-3472 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director